General
New York Municipal
Bond Fund, Inc.

ANNUAL REPORT October 31, 2005



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for General New York Municipal Bond Fund, Inc., covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Monica S. Wieboldt.

Although tax-exempt bond yields recently have begun to creep upward, long-term bond yield spreads remained relatively narrow compared to short-term bond yield spreads throughout the reporting period — despite historical norms. In fact, long-term bond yields generally declined during the first half of the reporting period. Low inflation expectations among U.S. investors, improving fiscal conditions among many municipalities and robust investor demand appear to have helped longer-term municipal bond prices withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, some economists have suggested that the U.S. economy may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about the investment strategies and specific portfolio allocations that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Monica S. Wieboldt, Senior Portfolio Manager

How did General New York Municipal Bond Fund, Inc. perform relative to its benchmark?

For the 12-month period ended October 31, 2005, the fund achieved a total return of 1.01%.[1] The Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 2.54% for the same period.[2]

Investors' low inflation expectations and better fiscal conditions for most issuers helped municipal bonds withstand the potentially eroding effects of higher interest rates. The fund produced a lower return than its benchmark, primarily due to its relatively cautious investment posture. In addition, the benchmark contains bonds from many states, not just New York, and is not subject to fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal, New York state and New York city income taxes, to the extent consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city personal income taxes. The fund will invest at least 65% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. For additional yield, the fund may invest up to 35% of its assets in municipal bonds rated below investment grade ("high-yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The U.S. economy seemed to gain momentum soon after the reporting period began, and the Federal Reserve Board (the "Fed") continued its efforts to forestall potential inflationary pressures by raising short-term interest rates. Over the course of the reporting period, the Fed increased the overnight federal funds rate from 1.75% to 3.75%. Contrary to historical norms, however, longer-term bond yields remained remarkably stable as investors' inflation expectations stayed low.

The fund also benefited from an improving credit environment for New York state, which received higher tax revenues in the recovering economy. Fiscal improvement was particularly evident in New York city, where better conditions on Wall Street and a strong real estate market boosted tax receipts. Although the supply of newly issued New York credits increased compared to the same period one year ago, investor demand remained robust, including participation by hedge funds and insurance companies that were attracted to municipal securities' relatively generous after-tax returns.

Early in 2005, we grew concerned that a growing economy and surging energy prices might rekindle inflationary pressures. In an attempt to preserve capital, we adopted a more defensive investment posture, focusing on securities with maturities in the 10- to 15-year range, which we believed would hold more of their value than longer-term bonds. However, this positioning held back the fund's relative performance when longer-term bond yields failed to rise commensurately.

As it became clearer over the second half of the reporting period that inflation remained subdued, we periodically added to the fund's holdings of higher yielding securities and reduced its emphasis on short-term maturity bonds. While these strategies enabled the fund to capture incrementally higher levels of income, it was not enough to exceed the benchmark's total return for the reporting period overall.

What is the fund's current strategy?

Longer-term bond yields recently have moved upward due to stronger-than-expected economic data, and on November 1, just one day after the reporting period's close, the Fed hiked the federal funds rate to 4%. Even though rates have moved higher, it can be argued that the Fed's rate hikes may be nearing an end, and interest rates could remain near current levels for the foreseeable future. Yet, unlike U.S. Treasury securities, yield differences between two-year and 30-year municipal bonds remain steep. Accordingly, we have continued to focus on bonds of 25 years or less with stronger credit characteristics, which we believe currently offer better values than more yield-oriented bonds.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged and geographically unrestricted total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in General New York Municipal Bond Fund, Inc. and the Lehman Brothers Municipal Bond Index

Average Annual Total Returns *as of 10/31/05*

	1 Year	5 Years	10 Years
Fund	**1.01%**	**4.94%**	**4.98%**

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in the General New York Municipal Bond Fund, Inc. on 10/31/95 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in New York municipal securities and its performance shown in the line graph takes into account all applicable fees and expenses. The Index is not limited to investments principally in New York municipal obligations and does not take into account fees and expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General New York Municipal Bond Fund, Inc. from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 4.44
Ending value (after expenses)	$1,000.60

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 4.48
Ending value (after expenses)	$1,020.77

† *Expenses are equal to the fund's annualized expense ratio of .88%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2005

Long-Term Municipal Investments—96.7%	Principal Amount ($)	Value ($)
New York—92.9%		
Buffalo Fiscal Stability Authority, Sales Tax and State Aid Secured 5%, 9/1/2016	3,000,000	3,225,330
Erie County Industrial Development Agency, School Facility Revenue (City School District of the City of Buffalo Project):		
5.75%, 5/1/2024	2,000,000	2,242,460
5.75%, 5/1/2025	2,000,000	2,242,460
Erie Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds 5%, 6/1/2038	3,000,000	2,885,670
Hempstead Industrial Development Agency, Civic Facility Revenue (Adelphi University Civic Facility) 5%, 10/1/2030	2,000,000	2,030,880
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences) 6%, 5/1/2029	1,370,000	1,377,439
Jefferson County Industrial Development Agency, SWDR (International Paper Co.) 5.20%, 12/1/2020	2,000,000	2,010,400
Long Island Power Authority, Electric System Revenue 5.25%, 12/1/2014	3,000,000	3,251,760
Metropolitan Transportation Authority:		
Dedicated Tax Fund		
5.25%, 11/15/2025 (Insured; FSA)	4,000,000	4,288,560
Revenue		
5.50%, 11/15/2018 (Insured; AMBAC)	4,000,000	4,404,800
Transit Facilities:		
5.125%, 1/1/2012 (Insured; FSA)	1,220,000 [a]	1,317,454
5.125%, 7/1/2012 (Insured; FSA)	2,780,000 [a]	3,009,461
Service Contract		
5.125%, 1/1/2029	1,090,000	1,134,210
Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Project) 5.25%, 6/1/2027	4,000,000	4,093,960
New York City:		
5.875%, 8/15/2013	1,660,000	1,717,519
5%, 11/1/2019	3,000,000	3,117,900
5.375%, 12/1/2020	1,000,000	1,074,400
5.50%, 8/1/2021	2,500,000	2,688,100
5%, 8/1/2022	2,000,000	2,064,520
5.50%, 6/1/2023	1,600,000	1,711,840
5.25%, 8/15/2024	4,000,000	4,211,080
5%, 4/1/2030	3,500,000	3,563,805
5%, 4/1/2035	5,000,000	5,084,300

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York City Housing Development Corp., Revenue:		
Capital Fund Program (New York City Housing Authority		
Program) 5%, 7/1/2025 (Insured; FGIC)	1,200,000	1,251,804
Multi Family Housing 5.25%, 11/1/2030	3,500,000	3,628,660
New York City Industrial Development Agency:		
Civic Facility Revenue		
(College of Aeronautics Project) 5.50%, 5/1/2029	1,600,000	1,611,712
Revenue (Liberty-7 World Trade Center Project)		
6.25%, 3/1/2016	1,000,000	1,063,270
New York City Municipal Water Finance Authority,		
Water and Sewer System Revenue:		
5.75%, 6/15/2009 (Insured; FGIC)	2,000,000 [a]	2,184,040
5%, 6/15/2022	3,000,000	3,122,400
5.25%, 6/15/2034	2,490,000	2,594,779
5%, 6/15/2037	2,500,000	2,565,775
New York City Transitional Finance Authority,		
Future Tax Secured Revenue:		
6%, 5/15/2010	760,000 [a]	848,122
6%, 5/15/2010	2,240,000 [a]	2,499,728
5.50%, 11/1/2011	2,200,000	2,396,372
5%, 11/1/2022	4,000,000	4,194,160
5%, 11/1/2025	2,000,000 [b]	2,083,900
New York State Dormitory Authority, Revenue:		
(Catholic Health Services of Long Island-		
Saint Francis Hospital) 5%, 7/1/2021	3,000,000	3,045,120
(Columbia University):		
5.125%, 7/1/2021	3,630,000	3,875,170
5%, 7/1/2024	2,000,000	2,081,340
Consolidated City University Systems:		
5.35%, 7/1/2009 (Insured; FGIC)	3,000,000	3,183,780
5.75%, 7/1/2013 (Insured; AMBAC)	1,100,000	1,232,660
5.625%, 7/1/2016	2,500,000	2,789,475
5.75%, 7/1/2016 (Insured; FGIC)	2,000,000	2,190,740
5.75%, 7/1/2018	2,500,000	2,822,300
5.75%, 7/1/2018 (Insured; FSA)	1,290,000	1,474,664
Court Facilities, Lease 5.25%, 5/15/2012	3,220,000	3,453,353
Department of Health:		
5.75%, 7/1/2006 (Insured; MBIA)	2,075,000 [a]	2,153,186
5%, 7/1/2015	3,885,000	4,118,760
5%, 7/1/2025 (Insured; FGIC)	3,000,000	3,105,630
Hospital Mortgage		
(Lutheran Medical Center)		
5%, 8/1/2016 (Insured; MBIA)	1,000,000	1,060,400
(Manhattan College) 5.50%, 7/1/2016	2,000,000	2,182,900

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Dormitory Authority, Revenue (continued):		
(Miriam Osborne Memorial Home)		
6.875%, 7/1/2019 (Insured; ACA)	1,475,000	1,649,139
(Mount Sinai NYU Health Obligated Group):		
Series A, 5.50%, 7/1/2026	2,000,000	2,022,280
Series C, 5.50%, 7/1/2026	500,000	505,570
(New York Methodist Hospital) 5.25%, 7/1/2033	2,000,000	2,077,440
(Rochester University) 5%, 7/1/2034	4,000,000	4,080,080
Secured Hospital:		
(New York Downtown Hospital)		
5.30%, 2/15/2020 (Insured; MBIA)	2,500,000	2,627,100
(North General Hospital) 5.75%, 2/15/2016	4,035,000	4,427,888
State Personal Income Tax, Education		
5.375%, 3/15/2013	1,000,000 [a]	1,101,140
State University Educational Facilities:		
Lease 5.50%, 7/1/2011 (Insured; FGIC)	1,475,000 [a]	1,620,199
5.875%, 5/15/2017	2,060,000	2,363,582
(Mental Health Facilities Improvement):		
5%, 2/15/2014	155,000 [a]	166,343
5%, 2/15/2028	845,000	864,798
(Winthrop-South Nassau University Hospital		
Obligated Group) 5.50%, 7/1/2023	1,825,000	1,911,377
New York State Energy Research and Development Authority, Gas Facilities Revenue:		
(Brooklyn Union Gas Co. Project)		
6.368%, 4/1/2020	5,000,000	5,404,300
(Key Span Energy Delivery New York Project)		
4.70%, 2/1/2024 (Insured; FGIC)	1,000,000	997,500
New York State Housing Finance Agency, Revenue:		
(LooseStrife Fields Apartments and Fairway Manor)		
6.75%, 11/15/2036 (Collateralized; FHA)	25,000	26,322
Service Contract Obligation:		
6%, 9/15/2006	6,535,000 [a]	6,825,285
6%, 9/15/2008	1,770,000 [a]	1,892,183
5.50%, 9/15/2018	2,000,000	2,101,840
New York State Medical Care Facilities Finance Agency, Hospital and Nursing Home Insured Mortgage Revenue 6.125%, 2/15/2015 (Insured; MBIA)	215,000	219,795
New York State Mortgage Agency, Homeowner Mortgage Revenue 5.35%, 10/1/2026	2,000,000	2,050,920

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Power Authority:		
5%, 11/15/2015 (Insured; MBIA)	6,000,000	6,399,300
5%, 11/15/2020	2,500,000	2,613,450
New York State Thruway Authority:		
General Revenue		
5%, 1/1/2024 (Insured; AMBAC)	3,000,000	3,130,950
Highway and Bridge Trust Fund		
6.50%, 4/1/2011 (Insured; FGIC)	1,225,000	1,352,180
Second General Highway and Bridge Trust Fund		
6.502%, 4/1/2019 (Insured; AMBAC)	2,250,000 [c,d]	2,533,770
Service Contract Revenue, Local Highway and Bridge:		
6%, 4/1/2007	1,965,000 [a]	2,081,092
5.75%, 4/1/2009	2,000,000 [a]	2,175,260
5.25%, 4/1/2011	3,295,000 [a]	3,569,572
6%, 4/1/2012	1,230,000	1,299,126
New York State Urban Development Corp.,		
Correctional Facilities Revenue:		
5.50%, 1/1/2014	3,000,000	3,250,470
5.50%, 1/1/2014 (Insured; FSA)	3,000,000	3,333,900
Correctional and Youth Facilities, Service		
Contract Revenue 5.25%, 1/1/2010	2,000,000	2,126,120
State Personal Income Tax, Facilities and		
Equipment 5.50%, 3/15/2013 (Insured; FGIC)	3,000,000 [a]	3,327,330
Newburgh Industrial Development Agency, IDR		
(Bourne and Kenney Redevelopment Co.):		
5.65%, 8/1/2020 (Guaranteed; SONYMA)	25,000	26,049
5.75%, 2/1/2032 (Guaranteed; SONYMA)	1,535,000	1,622,925
Niagara County Industrial Development Agency, SWDR:		
5.625%, 11/15/2014	2,000,000	2,101,180
5.55%, 11/15/2015	1,500,000	1,565,580
North Country Development Authority, Solid Waste		
Management System Revenue		
6%, 5/15/2015 (Insured; FSA)	2,260,000	2,568,603
Onondaga County Industrial Development Agency,		
Sewer Facilities Revenue		
(Bristol Meyers Squibb Co. Project)		
5.75%, 3/1/2024	4,000,000	4,436,240
Orange County Industrial Development Agency,		
Life Care Community Revenue		
(Glenn Arden Inc. Project) 5.625%, 1/1/2018	1,000,000	930,280

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
Port Authority of New York and New Jersey, Special Obligation Revenue (Special Project-JFK International Air Terminal) 6.25%, 12/1/2013 (Insured; MBIA)	5,000,000	5,587,250
Rensselaer County Industrial Development Agency, IDR (Albany International Corp.) 7.55%, 6/1/2007	4,000,000	4,234,840
Sales Tax Asset Receivable Corp., Sales Tax Revenue:		
5%, 10/15/2020 (Insured; MBIA)	1,675,000	1,773,490
5%, 10/15/2029 (Insured; AMBAC)	4,000,000	4,168,440
Tobacco Settlement Financing Corp. of New York, Revenue:		
5.50%, 6/1/2018	1,000,000	1,081,520
5.50%, 6/1/2021	3,000,000	3,249,930
Triborough Bridge and Tunnel Authority:		
5%, 11/15/2032 (Insured; MBIA)	3,000,000	3,079,560
General Purpose Revenue 5.50%, 1/1/2022	2,000,000 [a]	2,283,740
Ulster County Industrial Development Agency, Civic Facility (Benedictine Hospital Project) 6.45%, 6/1/2024	1,950,000	1,799,402
Westchester Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds 5%, 6/1/2026	2,000,000	2,002,180
U.S. Related—3.8%		
Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue 6%, 7/1/2010	2,695,000 [a]	2,978,325
Puerto Rico Electric Power Authority, Power Revenue 5.625%, 7/1/2010 (Insured; FSA)	3,000,000 [a]	3,309,240
Puerto Rico Highway and Transportation Authority, Transportation Revenue 5.75%, 7/1/2010 (Insured; MBIA)	2,420,000 [a]	2,682,401
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue Zero Coupon, 7/1/2030 (Insured; FGIC)	5,000,000	1,488,150
Total Long-Term Municipal Investments (cost $257,670,512)		**266,659,434**

Short-Term Municipal Investments—3.5%	Principal Amount ($)	Value ($)
New York;		
New York City 2.65% (LOC; KBC Bank)	2,100,000 e	2,100,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue 2.65% (Insured; FGIC)	4,500,000 e	4,500,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) 2.68% (Liquidity Facility; Royal Bank of Canada)	3,000,000 e	3,000,000
Total Short-Term Municipal Investments (cost $9,600,000)		**9,600,000**
Total Investments (cost $267,270,512)	**100.2%**	**276,259,434**
Liabilities, Less Cash and Receivables	**(.2%)**	**(403,315)**
Net Assets	**100.0%**	**275,856,119**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company	**GO**	General Obligation
AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
CIC	Continental Insurance Company	**LR**	Lease Revenue
CIFG	CDC Ixis Financial Guaranty	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
COP	Certificate of Participation	**MFMR**	Multi-Family Mortgage Revenue
CP	Commercial Paper	**PCR**	Pollution Control Revenue
EDR	Economic Development Revenue	**RAC**	Revenue Anticipation Certificates
EIR	Environmental Improvement Revenue	**RAN**	Revenue Anticipation Notes
		RAW	Revenue Anticipation Warrants
FGIC	Financial Guaranty Insurance Company	**RRR**	Resources Recovery Revenue
		SAAN	State Aid Anticipation Notes
FHA	Federal Housing Administration	**SBPA**	Standby Bond Purchase Agreement
FHLB	Federal Home Loan Bank	**SFHR**	Single Family Housing Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SFMR**	Single Family Mortgage Revenue
		SONYMA	State of New York Mortgage Agency
FNMA	Federal National Mortgage Association	**SWDR**	Solid Waste Disposal Revenue
		TAN	Tax Anticipation Notes
FSA	Financial Security Assurance	**TAW**	Tax Anticipation Warrants
GAN	Grant Anticipation Notes	**TRAN**	Tax and Revenue Anticipation Notes
		XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	43.2
AA		Aa		AA	24.8
A		A		A	19.5
BBB		Baa		BBB	6.2
BB		Ba		BB	.9
F1		MIGI/P1		SP1/A1	3.5
Not Rated [f]		Not Rated [f]		Not Rated [f]	1.9
					100.0

†   *Based on total investments.*

[a]   *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b]   *Purchased on a delayed delivery basis.*

[c]   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2005, these securities amounted to $2,533,770 or .9% of net assets.*

[d]   *Inverse floater security—the interest rate is subject to change periodically.*

[e]   *Securities payable on demand. Variable interest rate—subject to periodic change.*

[f]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	267,270,512	276,259,434
Receivable for investment securities sold		6,615,085
Interest receivable		4,158,546
Prepaid expenses		6,071
		287,039,136
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		202,970
Cash overdraft due to Custodian		47,858
Payable for investment securities purchased		10,473,810
Payable for shares of Common Stock redeemed		397,374
Accrued expenses		61,005
		11,183,017
Net Assets ($)		**275,856,119**
Composition of Net Assets ($):		
Paid-in capital		263,528,164
Accumulated net realized gain (loss) on investments		3,339,033
Accumulated net unrealized appreciation (depreciation) on investments		8,988,922
Net Assets ($)		**275,856,119**
Shares Outstanding		
(100 million shares of $.001 par value Common Stock authorized)		14,182,363
Net Asset Value, offering and redemption price per share—Note 3(d) ($)		**19.45**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended October 31, 2005

Investment Income ($):	
Interest Income	**13,783,861**
Expenses:	
Management fee–Note 3(a)	1,757,084
Service plan and prospectus fees–Note 3(b)	588,779
Shareholder servicing costs–Note 3(b)	125,675
Professional fees	53,234
Custodian fees	34,171
Directors' fees and expenses–Note 3(c)	10,675
Registration fees	10,672
Shareholders' reports	8,804
Loan commitment fees–Note 2	2,428
Miscellaneous	27,882
Total Expenses	**2,619,404**
Less–reduction in management fee due to undertaking–Note 3(a)	(16,426)
Net Expenses	**2,602,978**
Investment Income–Net	**11,180,883**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	3,565,392
Net unrealized appreciation (depreciation) on investments	(11,692,846)
Net Realized and Unrealized Gain (Loss) on Investments	**(8,127,454)**
Net Increase in Net Assets Resulting from Operations	**3,053,429**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment income–net	11,180,883	12,548,456
Net realized gain (loss) on investments	3,565,392	(282,560)
Net unrealized appreciation (depreciation) on investments	(11,692,846)	2,724,760
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,053,429**	**14,990,656**
Dividends to Shareholders from ($):		
Investment income–net	(11,237,615)	(12,459,421)
Net realized gain on investments	(16,935)	(1,997,737)
Total Dividends	**(11,254,550)**	**(14,457,158)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	15,488,822	40,018,078
Dividends reinvested	7,937,196	10,342,691
Cost of shares redeemed	(49,032,577)	(59,081,050)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(25,606,559)**	**(8,720,281)**
Total Increase (Decrease) in Net Assets	**(33,807,680)**	**(8,186,783)**
Net Assets ($):		
Beginning of Period	309,663,799	317,850,582
End of Period	**275,856,119**	**309,663,799**
Undistributed investment income–net	–	65,857
Capital Share Transactions (Shares):		
Shares sold	781,219	2,007,406
Shares issued for dividends reinvested	401,094	519,781
Shares redeemed	(2,472,422)	(2,969,469)
Net Increase (Decrease) in Shares Outstanding	**(1,290,109)**	**(442,282)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

			Year Ended October 31,		
	2005	2004	2003	2002[a]	2001
Per Share Data ($):					
Net asset value, beginning of period	20.01	19.97	20.26	20.10	19.19
Investment Operations:					
Investment income—net	.76[b]	.79[b]	.85[b]	.90[b]	.92
Net realized and unrealized gain (loss) on investments	(.56)	.17	(.10)	.17	.91
Total from Investment Operations	.20	.96	.75	1.07	1.83
Distributions:					
Dividends from investment income—net	(.76)	(.79)	(.85)	(.91)	(.92)
Dividends from net realized gain on investments	(.00)[c]	(.13)	(.19)	–	(.00)[c]
Total Distributions	(.76)	(.92)	(1.04)	(.91)	(.92)
Net asset value, end of period	19.45	20.01	19.97	20.26	20.10
Total Return (%)	1.01	4.90	3.77	5.46	9.74
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.89	.90	.88	.89	.89
Ratio of net expenses to average net assets	.89	.89	.88	.89	.89
Ratio of net investment income to average net assets	3.82	3.99	4.22	4.54	4.67
Portfolio Turnover Rate	42.18	21.48	31.28	26.35	17.77
Net Assets, end of period ($ x 1,000)	275,856	309,664	317,851	331,728	341,713

[a] *As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General New York Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal, New York state and New York city income taxes to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $22,010, undistributed capital gains $3,293,002 and unrealized appreciation $9,034,953.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004, were as follows: tax exempt income $11,237,615 and $12,459,421, ordinary income $16,380 and $330,226 and long-term capital gains $555 and $1,667,511, respectively.

During the period ended October 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income–net by $9,125, increased accumulated net realized gain (loss) on investments by $46,030 and decreased paid–in capital by $36,905. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus–managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60%

of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from the payments to be made to the Manager, or the Manager will bear such excess expense. The Manager has undertaken from September 1, 2005 through August 31, 2006 to reduce the management fee paid by the fund, to the extent that the fund's aggregate annual expenses (exclusive of certain expenses as described above) exceed an annual rate of .85% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $16,426 during the period ended October 31, 2005.

(b) Under the Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund pays the Distributor for distributing the fund's shares, for servicing shareholder accounts, ("Servicing") and for advertising and marketing relating to the fund. The Plan provides payments to be made at an aggregate annual rate of .20% of the value of the fund's average daily net assets. The Distributor determines the amounts, if any, to be paid to Service Agents (a securities dealer, financial institution or other industry professional) under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred. The Plan also separately provides for the fund to bear the costs of preparing, printing and distributing certain of the fund's prospectuses and statements of additional information and costs associated with implementing and operating the Plan, such aggregate amount not to exceed the greater of $100,000 or .005% of the value of the fund's average daily net assets for any full fiscal year. During the period ended October 31, 2005, the fund was charged $588,779 pursuant to the Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2005, the fund was charged $84,634 pursuant to the transfer agency agreement.

During the period ended October 31, 2005, the fund was charged $3,143 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $141,664, service plan fees $47,222, chief compliance officer fees $1,239 and transfer agency per account fees $15,200, which are offset against an expense reimbursement currently in effect in the amount of $2,355.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended October 31, 2005, redemption fees charged and retained by the fund amounted to $1.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $122,261,746 and $151,564,070, respectively.

At October 31, 2005, the cost of investments for federal income tax purposes was $267,224,481; accordingly, accumulated net unrealized appreciation on investments was $9,034,953, consisting of $10,131,103 gross unrealized appreciation and $1,096,150 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
General New York Municipal Bond Fund, Inc.

We have audited the accompanying statement of assets and liabilities of General New York Municipal Bond Fund, Inc., including the statement of investments, as of October 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of October 31, 2005 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of General New York Municipal Bond Fund, Inc. at October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
December 14, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended October 31, 2005 as "exempt-interest dividends" (not subject to regular federal income tax, and for individuals who are New York residents, New York State and New York City personal income taxes). As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2005 calendar year on Form 1099-DIV which will be mailed by January 31, 2006.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Directors held on August 2 and 3, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper category

averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board members discussed the results of the comparisons for various periods ended June 30, 2005, and noted that the fund's income performance was lower than the comparison group averages, but was higher than the Lipper category averages, for the 1-, 3-, 5- and 10-year periods. The Board also noted that the fund's total return was lower than the comparison group averages for the 1-, 3-, 5- and 10-year periods, and was lower than the Lipper category averages for the 1-, 3- and 5-year periods. It was noted that on a calendar year basis the fund's total return had outperformed the Lipper category averages in six of the last ten years. The Board members also noted that the fund's total return was higher than the comparison group and Lipper category averages for the more recent 3-month period. The Board members discussed with representatives of the Manager the reasons for the fund's underperformance compared to the comparison group and Lipper category averages for the applicable periods, and the Manager's efforts to improve performance. The Board members also discussed the fund's management fee and expense ratio, and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund's management fee was higher than the fund's comparison group average, and that its total expense ratio was higher than the fund's comparison group average, but was lower than the Lipper category average. After discussions with the Board, the Manager undertook, effective September 1, 2005, to waive its fees or reimburse certain fund expenses until August 31, 2006 to the extent total fund operating expenses (other than certain expenses) exceed .85% of the value of the fund's average daily net assets.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, and in the same Lipper category, as the fund (the "Similar Funds"). The Manager's representatives explained the nature of the

Similar Funds and the difference from the Manager's perspective, in management of the Similar Funds as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services provided. The Manager's representatives noted that there were no institutional or wrap fee separate accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's
profitability with respect to the fund as part of their evaluation of
whether the fee under the Management Agreement bears a reasonable
relationship to the mix of services provided by the Manager, including
the nature, extent and quality of such services and that a discussion of
economies of scale is predicated on increasing assets and that, if the
fund's assets had been decreasing, the possibility that the Manager may
have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by
appropriate court cases to be reasonable given the services rendered to
investment companies. It was noted that the profitability percentage
for managing the fund was not unreasonable given the fund's overall
performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Directors expressed
the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continua-
tion of the fund's Management Agreement. Based on their discussions
and considerations as described above, the Board made the following
conclusions and determinations.

• The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

• The Board expressed concern over the fund's performance, but was
  satisfied with the Manager's efforts to improve such performance,
  noting that the Manager has undertaken to limit the fund's expenses
  as described above.

• The Board concluded that the fee paid to the Manager by the fund
  was reasonable in light of comparative performance and expense and
  advisory fee information, including the Manager's undertaking to
  waive or reimburse certain fees and expenses of the fund, costs of the
  services provided and profits to be realized and benefits derived or to
  be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

———————————

Clifford L. Alexander, Jr. (72)
Board Member (1988)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

———————————

Peggy C. Davis (62)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (72)
Board Member (1988)

Principal Occupation During Past 5 Years:
- Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
- Instructor, The New York Psychoanalytic Institute (1981-present)
- Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

No. of Portfolios for which Board Member Serves: 26

———————————

Nathan Leventhal (62)
Board Member (1989)

Principal Occupation During Past 5 Years:
- A management consultant for various non-profit organizations (May 2004-present)
- Chairman of the Avery-Fisher Artist Program (November 1997-present)
- President of Lincoln Center for the Performing Arts, Inc. (March 1984-December 2000)

Other Board Memberships and Affiliations:
- Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2003.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**General New York
Municipal Bond Fund, Inc.**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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